Law Offices of Thomas E. Puzzo, PLLC

4216 NE 70th Street

Seattle, Washington 98115

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com

Writer’s cell: (206) 412-6868

October 11, 2011

VIA EDGAR

Mara L. Ransom

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

              Re:

JH Designs, Inc. (the “Company”)

Amendment No. 4 to Registration Statement on Form S-1

Filed October 11, 2011

File No. 333-174196

Dear Ms. Ransom:

Pursuant to the letter of the staff of the Securities and Exchange Commission (the “Commission”), dated September 30, 2011, we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 4 to the Company’s Form S-1 was filed with the Commission via EDGAR on or about October 11, 2011.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  The page numbers below reference the redlined Amendment No. 4 to the Company’s Form S-1.

Summary Financial Information, page 6

1.

The line item “net loss” for both the audited and unaudited periods in your summary financial information appears to be your loss from operations and not your net loss.  Please revise to reflect your net loss as shown in your financial statements or advise.

Company Response:  The Company has revised the line times “net loss” for both the audited and unaudited periods on page 6 and 7.

Description of Business, page 15

2.

We note your response to comment five in our letter dated August 3, 2011.

•

Please explain whether and how your inventory is reflected on your balance sheet.

•

Please revise your descriptions of planned business activities to include a discussion of how you will achieve your plans based on your current available cash and the more than $200,000 in expenses you expect to incur as reflected in your plan of operation on page 17.

•

In addition, as previously requested, please revise your disclosure to note the   future business activities reflected in your plan of operation on page 17 that will receive priority over others in the event you are not able to conduct all of these activities due to a lack of funding.

Company Response:  The Company confirms the following:

•

Inventory is not reflected on the balance sheet.  The Company’s staging materials were treated as furniture and fixture and were written off as abandoned properties back in 2008.  The Company has deleted the sentence on page 16 which states, “[o]ur inventory is valued in our financial statements under the fifo method of costing valued at lower of cost or market.”

•

The Company has added the following disclosure to page 16:

We will not receive any proceeds from the sale of the shares by selling stockholders in this offering.  Our 12-month plan of operation on page 17 requires that we spend $223,000 to develop our business.  We will need to borrow additional funds or privately sell our equity or debt securities to raise sufficient funds to commence our plan of operation.  We cannot provide any assurance that we will be able to raise sufficient funds to proceed with our 12-month plan of operation.   We have not commenced any activities to raise such funds and have no current plans on how to raise such funds.

•

The Company has inserted a new footnote number one under the chart of the Company’s 12-month plan of operation on page 17, which footnote states:

(1) Our planned future business activities reflected in our plan of operation that will receive priority over others in the event we are not able to conduct all of these activities due to a lack of funding are first to complete printing of book published September 28, 2011, and then all other activities listed in order of in which they are listed in this chart.

Future Plans, page 17

3.

We note your disclosure in the table that the total estimated cost to complete your plan of operation, before expenses associated with this offering, is $201,000. This total does not appear to be the sum of the line items listed in the table. Please revise or advise how you determined the total estimated cost and revise your disclosure as necessary.  Please make any necessary changes elsewhere in your registration statement, such as on page 20.  If changes in response to this comment also result in changes to the $226,000 you must raise to complete your plan of operation for the next 12 months, please revise your registration statement throughout to reflect the revised amount you must raise to complete your plan of operation.

Company Response:  The Company confirms that the total estimated cost to complete its plan of operation, before expenses associated with this offering, is $223,000 (the figure of $201,000 as the sum in the table was incorrect).  The Company has changed the total estimated cost to complete its plan of operation to $223,000 on pages 5, 20 and 22.

Plan of Operation, page 20

4.

In the first paragraph, please revise the proceeds of your initial funding so that it is consistent with your Form D and your disclosure in Item 15 or advise.

Company Response:  The Company has corrected the figure of $31,000 on page 30 to the correct figure $31,500, which is consistent with the amount disclosed on the Company’s Form D.

Results of Operations, page 21

5.

We note your responses to comments six and seven in our letter dated August 3, 2011.  You state on page 21 that “[ w]e believe our business is not affected by these market conditions not because of falling residential real estate prices so much as by the lower volume of homes being sold. The higher the inventory of residential homes on the market, the larger the market for our services.” Please reconcile this with the statement later on the same page that “revenues decreased significantly as our business was effected by the downturn in the economy.”

Company Response:  The Company made a typographical error and has deleted the word “not” from the sentence on page 21 which states, “[ w]e believe our business is not affected by these market conditions not because of falling residential real estate prices so much as by the lower volume of homes being sold. The higher the inventory of residential homes on the market, the larger the market for our services.”

Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo

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